

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

July 8, 2009

Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
San Juan, Puerto Rico 00918

> **Re:** **Popular, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 29, 2009**
> **File No. 333-159843**

Dear Mr. Junquera:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-4/A filed June 29, 2009

General

1.   Further to the telephone discussions with the staff regarding comment 6 in our letter dated June 25, 2009, please revise and clarify whether the condition relating to the approval for listing by Nasdaq of the shares issuable in the exchange is a non-waivable condition and/or confirm that the condition has already been satisfied.

2.   The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the "Subject to Completion" language from the cover page of your prospectus. Please see the Compliance & Disclosure

Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2) on our website, www.sec.gov, for further guidance.

3.   Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website, www.sec.gov, for more information. Please confirm to us that Popular, Inc. will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

4.   Please refer to comment 2 in our letter dated June 25, 2009. It appears that certain information contained in the consent solicitation statement remains omitted from the prospectus, other than the information contained in the sections captioned "Proposals of Common Stockholders to be Presented at the 2010 Annual Meeting of Stockholders" and "Other Matters." For example, it appears that not all of the information contained in the section captioned "Approval of Senior Preferred Stock Issuance" is included in the prospectus. Please revise or advise.

5.   We note your response to comment 5 in our letter dated June 25, 2009. Please file the documents that comprise the company's agreement with the U.S. Treasury as exhibits to the registration statement or tell us why such documents are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. To the extent the company believes that these documents are not required to be filed, please provide the staff with copies of the documents supplementally.

6.   We note the disclosure on page 4 in which you state that your Federal banking regulators are re-emphasizing the importance of a number of risk, capital and liquidity management issues and are requiring you to maintain enhanced internal management processes geared towards achieving and maintaining capital levels that are commensurate with your business activities and risks of all types. Please advise the staff regarding any agreements or understandings, written or oral, between the company and its banking regulators. In particular, please advise the staff regarding any requirements that the company raise additional capital, increase its liquidity or change its lending practices in a material way. If any agreement does exist, please revise your disclosure to identify all material actions taken by the company to meet the terms of any agreement with your regulators.

Incorporation of Certain Documents by Reference, page 2

7.   We note the added text in the registration statement on Form S-4 regarding the incorporation by reference of future filings. Please revise this reference to clarify that Schedule TO does not permit the incorporation by reference of future filings that you may make before the expiration of the offer. Rather, you have an obligation to amend the Schedule TO and to consider your obligation to disseminate additional disclosure if the terms of the offer change.   If you wish to incorporate by reference information into future Schedule TO filings with the Commission, you must amend the Schedule TO to specifically identify those filings.

Taxation, page 89

8.   We note your response to comment 23 in our letter dated June 25, 2009. To the extent that counsel relies upon other legal opinions in issuing the opinions in this matter, please include those opinions as exhibits to the registration statement, along with the necessary consents.

       *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any questions.

                                                Sincerely,

                                                Justin T. Dobbie
                                                Attorney-Adviser

cc: Robert W. Downes